Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

June 10, 2005

Via EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Williams Scotsman International, Inc. (f/k/a Scotsman Holdings, Inc.)
Amendment No. 1
Registration Statement on Form S-1 (File No. 333-124459)

Ladies and Gentlemen:

        On behalf of Williams Scotsman International, Inc. (f/k/a Scotsman Holdings, Inc.), a Delaware corporation (the "Company"), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-1 ("Amendment No. 1") of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the "Commission") on April 29, 2005.

        Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the "Staff") in a letter from Pamela A. Long, dated June 1, 2005 (the "Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein (the "Prospectus" or Amendment No. 1, as applicable).

        The Company's responses to the Staff's comments are as follows:

General

  1.
  If applicable, comments on the S-1 are comments on the 10-K and subsequent Exchange Act reports and vice versa. Revise future filings under the Exchange Act to comply with applicable comments below on the S-1.

Response to Comment 1

        The Company will revise future filings under the Exchange Act to comply with applicable comments on the S-1 in the Comment Letter.

  2.
  We note that information is omitted throughout the S-1. To the extent practicable, complete the information before you amend the S-1.

Response to Comment 2

        The Company has completed the information in the S-1 to the extent practicable at this time.

Williams Scotsman International, Inc.

  3.
  If you intend to include artwork in the registration statement, submit the artwork for our review before the registration statement's effectiveness. For any artwork included in the registration statement:

  •
  Ensure that the artwork does not serve as a substitute for or as a supplement to the prospectus' summary and business sections.

  •
  Ensure that any graphical presentation and accompanying text provide a balanced view of Scotsman Holdings and its business.

  •
  Limit any artwork on the prospectus' inside front cover page to a single page.

  •
  Limit any graphics to a pictorial depiction of Scotsman Holdings' products and services with simple labels or phrases that are directed to investors. Explain the graphical representations' meaning and significance.

  •
  Include any information about Scotsman Holdings' third party relationships in the prospectus' business section. Explain the relevance and significance of any third party relationship.

  •
  Place any promotional material in the business section where it can be analyzed and understood in its proper context.

Response to Comment 3

        The Company has advised us that the artwork to be included in the registration statement will comply with these guidelines.

Prospectus' Outside Front Cover Page

  4.
  We note that you omit an estimated price range for the offering. You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement's effectiveness. We consider estimated price ranges of up to $2.00 if under $20.00 or l0% if over $20.00 to be a good faith estimate for purposes of requirements under the Securities Act. Further, confirm that you will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See Item 501(b)(3) of Regulation S-K and the item's instructions.

Response to Comment 4

        The Company has omitted the estimated price range in Amendment No. 1. The Company will give the Staff adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement's effectiveness. The Company confirms that it will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers.

Prospectus' Inside Front Cover Page

  5.
  Move the paragraphs after the table of contents on pages i and ii so that they follow the summary and risk factors sections. See Item 502 of Regulation S-K and section IV.B. of Release No. 33-7497. If your underwriter eliminates the prospectus' outside back cover page, you may include disclosure of dealer prospectus delivery obligation on page i. Otherwise, move that disclosure to the prospectus' outside back cover page. See Item 502(b) of Regulation S-K.

Williams Scotsman International, Inc.

Response to Comment 5

        As requested, the Company has revised the Prospectus to move disclosure to page 20 of Amendment No. 1. In addition, the disclosure of dealer prospectus delivery obligation has been moved to the prospectus' outside back cover page.

Summary, page 1

  6.
  The summary is much too detailed and includes information about Scotsman Holdings and its business best included elsewhere in the prospectus. Revise so that the summary highlights in a brief overview the key aspects or features of Scotsman Holdings and its business. In particular, delete or condense significantly "Competitive Strengths" and "Growth Strategy." See Item 503(a) of Regulation S-K. To the extent that you retain disclosure of this nature, ensure that you balance it by summarizing significant attendant risks.

Response to Comment 6

        The Company has revised the summary as requested.

  7.
  We note that you present some key financial metrics for the year ended December 31, 2004, including revenue, EBITDA, and operating cash flows. We also note that a similar presentation is included in your earnings releases, such as the one in the Form 8-K that you filed on May 10, 2005. It appears to us that these metrics present a very limited view of your business. Since a significant amount of your revenue is produced from rentals, it appears to us that you should disclose investing and financing cash flows whenever you disclose operating cash flows, including here and on pages 10, 27, and 45. It also appears to us that you should disclose net income (loss) here and on page 45. Also comply with this comment in future filings.

Response to Comment 7

        The Company has deleted the references to EBITDA and cash flow from operating activities on pages 1 and 51 of Amendment No. 1. The Company has revised the other relevant sections of the Prospectus as requested. See pages 9 and 29 of Amendment No. 1. The Company will comply with this comment in future filings.

Risk Factors, page 12

  8.
  Some risk factors' captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the first, second, third, fifth, eighth, ninth, tenth, eleventh, twelfth, thirteenth, fifteenth, seventeenth, twenty-first, and twenty-fifth risk factors. State succinctly the risk that flows from the fact or uncertainty.

Response to Comment 8

        The Company has revised the Risk Factors section as requested.

  9.
  Include in each risk factor's discussion information necessary to assess the risk, including its magnitude. For example,

  •
  The fourth risk factor states that you obtain a "significant" portion of your revenues from the rental and sales of modular classrooms to public school districts. Quantify the portion of your revenues attributable to those rentals and sales during the periods presented in the financial statements.

Williams Scotsman International, Inc.

    •
    The eighth risk factor states that you obtain a "large" portion of your revenues from sales of modular space units to customers. Quantify the portion of your revenues attributable to those sales during the periods presented in the financial statements.

    •
    The thirteenth risk factor states that your net operating losses or NOLs could provide a benefit to you, if fully used, of significant future tax savings. Quantify the amount of your NOLs.

    •
    The fifteenth risk factor states that you will incur "significant" additional legal, accounting, and other expenses because of recent regulatory initiatives. Quantify the known or estimated additional expenses that you expect to incur.

    •
    The seventeenth risk factor states that you are dependent on third parties to manufacture your products. State whether you have entered into any long term purchase agreement or contract with a third party to manufacture your products.

Response to Comment 9

        The Company has revised the fourth, eighth, thirteenth and seventeenth risk factors as requested. See pages 12 through 15 of Amendment No. 1.

        With respect to the fifteenth risk factor, the Company will conduct an analysis under Section 404 of the Sarbanes-Oxley Act of 2002 following this offering. Prior to completing such analysis, the Company is not able to quantify the additional expenses that it will incur under Section 404 of the Sarbanes-Oxley Act of 2002.

  10.
  Avoid citing risks that are vague or that are boilerplate risks applicable to any company at any time. For example, it is unclear why the intent not to pay dividends as described in the twenty-fifth risk factor makes this offering speculative or risky. Similarly, the twelfth risk factor does not explain why this is a particular risk to you at this time. For example, is there something in particular such as retirements or lack of binding employment agreements that would cause key personnel to leave? Review all risk factors, and revise or remove them as necessary to comply with this comment.

Response to Comment 10

        The Company has revised Risk Factors section as requested.

  11.
  Some risk factors include language like "we cannot assure." For example, refer to the seventeenth and twenty-first risk factors. Since the risk is the situation described and not your inability to assure, revise.

Response to Comment 11

        The Company has revised the Risk Factors section as requested. See pages 15 and 17 of Amendment No. 1.

  12.
  Refer to the twenty-first risk factor. Quantify your debt service requirements.

Response to Comment 12

        The Company has revised the risk factor as requested. See page 17 of Amendment No. 1.

  13.
  Refer to the twenty-third risk factor. Quantify your pro forma tangible book value per share.

Response to Comment 13

        The Company has revised the risk factor as requested. See page 18 of Amendment No. 1.

Williams Scotsman International, Inc.

Disclosure Regarding Forward-Looking Statements, page 20

  14.
  We note the bullet point referring to an industry overcapacity. If an overcapacity exists currently, include the disclosure in an appropriate risk factor and what impact that could have on your business.

Response to Comment 14

        Industry over-capacity is not a current risk for the Company. However, historically, the Company was adversely affected by the industry over-capacity during certain economic downturns.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

  15.
  Revise the discussion of your results of operations to provide a more comprehensive explanation of the specific reasons for the increase in delivery and installation as a percent of total revenues, the nature of other revenues, and the impact of the margins related to other revenues on gross profits.

Response to Comment 15

        The Company has revised the Prospectus as requested. See pages 37 through 41 of Amendment No. 1.

Liquidity and Capital Resources, page 38

  16.
  We note your disclosures related to operating cash flows and EBITDA. A significant amount of your revenue is produced from rentals, and producing rental revenues requires you to make expenditures on your rental fleet. Since operating cash flows and EBITDA exclude these expenditures, it appears to us that you should address clearly the potential limitations of these measures in evaluating your operations. It also appears to us that you should disclose clearly that operating cash flows and EBITDA should not be evaluated without also considering investing and financing cash flows and net income (loss).

Response to Comment 16

        The Company has revised the Prospectus as requested. See page 43 of Amendment No. 1.

  17.
  Address the factors that resulted in accounts receivable increasing at a higher rate than revenue during the most recent year and interim period.

Response to Comment 17

        The Company has revised the Prospectus as requested. See page 44 of Amendment No. 1.

  18.
  In the tabular presentation of your investment in the lease fleet, present separately the capital expenditures on new units from betterments.

Response to Comment 18

        The Company has revised the Prospectus as requested. See page 44 of Amendment No. 1.

Williams Scotsman International, Inc.

Contractual Obligations, page 40

  19.
  Revise the table to include the cash requirements for interest, and disclose the assumptions used to estimate these amounts.

Response to Comment 19

        The Company has revised Prospectus as requested. See page 46 of Amendment No. 1.

Critical Accounting Policies and Estimates: Depreciation of rental equipment, page 41

  20.
  Based on the materiality of your rental fleet to total assets, revise your current disclosures to include a sensitivity analysis to show the impact on earnings of changes in the estimates of the useful lives and residual value of your rental fleet. Refer to Item 303(a)(3) of Regulation S-K and Release No. 33-8350.

Response to Comment 20

        The Company has revised the Prospectus as requested. See page 47 of Amendment No. 1.

Critical Accounting Policies and Estimates: Contingencies, page 42

  21.
  Revise your disclosures to address the methodology and assumptions underlying your estimates, the effect they had on your financial statements, and the effect of changes in those estimates. Revise specifically your disclosures related to self insurance liabilities to provide a roll-forward for each period, and, if applicable, to address the reasons for material fluctuations in the amounts accrued each period.

Response to Comment 21

        The Company has expanded its disclosure to indicate that management's estimates are largely based on estimates of liabilities for known and anticipated claims based on historical claims experience from its operations. These estimates incorporate information it obtains from insurers and data analyses of trends in its pending and settled claims. In addition, it has disclosed the amount of the liability for 2004 and 2003, which approximated $6.0 million and $6.1 million, and has noted that amounts accrued have not varied significantly from period to period or from actual experience. See page 48 of Amendment No. 1.

Critical Accounting Policies and Estimates: Goodwill Impairment, page 42

  22.
  We note that your critical accounting policy discussion is substantially repetitious of your accounting policy in note 2 to the consolidated financial statements. Expand your disclosure to discuss the significant assumptions and judgments that are involved in the policy and the impact that changes in these underlying assumptions and judgments could have on your financial statements. Address how the goodwill arose, and disclose the date of your annual goodwill assessment. Also explain your policy for allocating purchase prices and address why other identifiable intangible assets are nominal.

Response to Comment 22

        The Company has clarified the assumptions related to its goodwill impairment test and that the results of these tests have not been sensitive to these assumptions. The Company has disclosed the date of its annual impairment test, which is October 1. See pages 48 and 49 of Amendment No. 1. The Company has not disclosed its policy for allocating purchase prices and why other intangible assets are nominal because the Company has not recorded significant intangible assets, including goodwill, since 1998, and these estimates are distinct and separate from the goodwill impairment test process it identified as a critical accounting policy. The Company supplementally advises the Staff that acquisitions made by the Company historically have been principally to acquire needed rental fleet rather than customers or other assets.

Williams Scotsman International, Inc.

After the Refinancing Transactions, page 40

  23.
  Discuss liquidity on both a long term and a short term basis. See Item 303(a) of Regulation S-K and instruction 5 to Item 303(a).

Response to Comment 23

        The Company has revised the Prospectus as requested. See page 46 of Amendment No. 1.

  24.
  Expand upon your statement that your interest expense will be reduced significantly after the refinancing transactions to explain why this will occur and how an increase in interest rates may offset this reduction.

Response to Comment 24

        The Company has revised the Prospectus as requested. See pages 45 and 46 of Amendment No. 1.

Management, page 57

  25.
  We note the disclosures on page 65 that you expect to adopt a new equity award plan, an incentive plan, and to enter into new employment agreements with your executive officers. Confirm before the registration statement's effectiveness that you will disclose in future filings the material provisions of those plans and agreements, including the term or duration of the employment agreements, and that you will file the plans and agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Response to Comment 25

        The Company confirms that it will disclose in a pre-effective amendment to the Registration Statement the material provisions of the new equity award plan and the incentive plan it plans to adopt and of new employment agreements it plans to enter into, including the term or duration of the employment agreements, and that it will file the plans and agreements as exhibits.

Description of Other Indebtedness, page 77

  26.
  Confirm before the registration statement's effectiveness that you will disclose in future filings the limits of all material financial ratios and tests under the new credit facility and whether you are in compliance with those ratios and tests. Also confirm that you will disclose the interest rate on borrowings under the new credit facility before the registration statement's effectiveness.

Response to Comment 26

        The Company confirms that it will disclose in a pre-effective amendment to the Registration Statement the limits of all material financial ratios and tests under the new credit facility and whether it is in compliance with those ratios and tests. In addition, the Company confirms that it will disclose the interest rate on borrowings under the new credit facility before the registration statement's effectiveness.

Williams Scotsman International, Inc.

Description of Capital Stock, page 80

  27.
  Delete the qualification of this summary by reference to documents and laws outside of the prospectus. The qualification is permitted under Rule 411(a) of Regulation C under the Securities Act only where a summary of a particular document is required or where contemplated by the form.

Response to Comment 27

        The Company has revised the Prospectus as requested. See page 87 of Amendment No. 1.

Certain U.S. Federal Tax Considerations for Non-U.S. Holders, page 85

  28.
  Delete the word "certain" from the heading and the introductory paragraph. You should discuss all material tax consequences in this section. Further, remove the sentence in the last paragraph that the discussion is for "general information only" because this may imply that investors are not entitled to rely on this information.

Response to Comment 28

        The Company has revised the Prospectus as requested. See page 92 of Amendment No. 1.

Underwriting, page 88

  29.
  Confirm that there are no agreements or understandings between Citigroup Global Markets Inc. and any of the persons subject to the lock-up agreement to permit those persons to resell their shares before the lock-up period's expiration. Also describe briefly the factors that Citigroup Global Markets Inc. would consider in determining whether to consent to the sale of shares by those persons before the lock-up period's expiration.

Response to Comment 29

        The Company has been advised that Citigroup Global Markets Inc. has no present intent or arrangement to release any of the securities subject to lock-up agreements and that the release of any lock-up is considered on a case-by-case basis. The Company has been advised that factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of the Company.

  30.
  Advise us whether the underwriters have reserved shares for sales to persons with a relationship to you, for example, affiliates, employees, or business partners such as significant suppliers, customers, and joint ventures. If they have, indicate the amount of shares reserved, and provide us a copy of the materials that you sent or plan to send to directed share program participants.

Response to Comment 30

        The underwriters have not reserved shares for sale in connection with a directed share program.

Williams Scotsman International, Inc.

  31.
  Identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares. Describe their procedures to us or confirm that the Division's Office of Chief Counsel has reviewed the procedures. If you discuss the procedures, tell us how they ensure that the distribution complies with section 5 of the Securities Act. In particular, you should discuss:

  •
  Communications used.

  •
  Availability of the preliminary prospectus.

  •
  Manner of conducting the distribution and sale such as the use of indications of interest or conditional offers.

  •
  Funding of an account and payment of the purchase price.

    If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, supplement promptly your response to identify those members and provide us a similar description of their procedures. Also include a brief description of any electronic distribution in the prospectus. We note the disclosure in the fifth paragraph on page 90.

Response to Comment 31

        The Company has been advised that Citigroup Global Markets Inc. ("Citigroup") intends to use the i-Deal Prospectus Delivery System ("i-Deal") as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes. In addition, Citigroup may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

        The Company has been advised that Citigroup currently intends on using i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required re-circulation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that is not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

        The Company has been advised that Citigroup's use of the i-Deal system in the manner described above was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004 and, Citigroup hereby confirms that to date, the i-Deal materials approved by Ms. Wyatt have not changed.

        It is also possible that an electronic prospectus may be posted online by any member of the underwriting syndicate. Citigroup has advised the Company that none of the agreements Citigroup has with the other underwriters contractually limits the ability of those underwriters to make an Internet posting. Citigroup has also advised the Company that it does not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective.

Williams Scotsman International, Inc.

        The Company has been advised by Lehman Brothers Inc. that it or its affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activities will be conducted in accordance with procedures previously cleared by the Staff.

        The Company has been advised by the joint lead managers that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, Citigroup, Lehman Brothers Inc. and CIBC World Markets Corp. know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, Citigroup, Lehman Brothers Inc. and CIBC World Markets Corp. do not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the registration statement.

        To address the Staff's concerns, the Company has been advised that Citigroup, Lehman Brothers Inc. or CIBC World Markets Corp. will include in a communication to the syndicate the following:

        "You may not make an online distribution of shares of Williams Scotsman International, Inc. common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission and those procedures have not changed."

        Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by Citigroup, Lehman Brothers Inc. and CIBC World Markets Corp. that syndicate members will so comply, there would not appear to be a regulatory need to make Citigroup, Lehman Brothers Inc. and CIBC World Markets Corp. responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

  32.
  Specify the legal matters that will be approved by counsel as part of the underwriters' obligation to purchase the shares.

Response to Comment 32

        As is customary in firm commitment underwritings of equity securities, the underwriting agreement will provide that the obligations of the underwriters to purchase shares of the Company's stock will be subject to receipt by the underwriters of an opinion of their counsel that the shares have been duly authorized and validly issued. In order to permit such counsel to provide its legal opinion, the underwriting agreement conditions the underwriters' purchase obligations on the receipt of documents from the Company reasonably required by such counsel.

Williams Scotsman International, Inc.

  33.
  Expand upon the statement that the representatives may change the public offering price and other terms. Disclose how these changes will be communicated to investors.

Response to Comment 33

        The Company informs the Staff that while the shares will initially be offered at the price to be set forth on the cover page of the prospectus, in the event that the distribution could not be completed for market or other reasons at such price, the representatives may change the price of the offering to effect the distribution of the shares. The joint lead managers have no reason to believe that the distribution will not be completed at the initial public offering price. In the unlikely event that all the shares were not sold at the initial public offering price, the underwriters, the Company and their respective counsel would consider at that time how to communicate any changes in price to investors.

  34.
  Tell us whether you or your underwriters have any arrangements with any third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us a copy of any written agreement. Also provide us copies of all information concerning the issuer or the prospectus that has appeared on the third party's website. If you enter subsequently into any such arrangement, supplement promptly your response.

Response to Comment 34

        Neither the Company nor any of the underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than (i) as described in the response to Comment 31 regarding Citigroup Global Markets Inc.'s use of i-Deal, and (ii) in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc. (www.netroadshow.com). The Company has been advised that while Citigroup Global Markets Inc. has contracted with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the web site. The Company has been advised that in its agreement with Citigroup Global Markets Inc., Net Roadshow, Inc. agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter, received from the Commission on September 8, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows. The Company has been advised that Citigroup Global Markets Inc. has previously provided to the Staff copies of its agreement with Net Roadshow, Inc.

Where You Can Find More Information, page 91

  35.
  Delete the language that statements contained in the prospectus about the contents of any agreement, contract, or other document "are not necessarily complete" and are "qualified by reference." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements "are not necessarily complete," disclose that all material provisions of the agreement, contract, or other document are discussed in the prospectus.

Response to Comment 35

        The Company has revised the Prospectus as requested. See page 98 of Amendment No. 1.

Williams Scotsman International, Inc.

Consolidated Financial Statements

  36.
  Provide updated financial and related disclosures as required by Rule 3-12 of Regulation S-X.

Response to Comment 36

        The Company has updated financial and related disclosures as requested by Rule 3-12 of Regulation S-X in Amendment No. 1.

Consolidated Statements of Changes in Stockholders' Equity, page F-5

  37.
  Provide a total amount for comprehensive income (loss) for each period presented as required by paragraph 22 of SFAS 130. It appears to us that the current subtotals of comprehensive income (loss) include beginning equity.

Response to Comment 37

        The Company has revised the Prospectus as requested. See page F-12 of Amendment No. 1.

  38.
  We note that you adopted SFAS 123 and used the modified prospective method permitted by SFAS 148. Tell us how you determined that an adjustment to additional paid-in capital was not necessary upon your adoption. Refer to paragraph 2.c. of SFAS 148.

Response to Comment 38

        In accordance with paragraph 2.c. of Statement 148, the Company determined that an adjustment to additional paid in capital was not necessary when it adopted Statement 123 using the modified prospective method. This occurred because the Company had no unearned or deferred compensation, stock based compensation liabilities or related deferred tax balances under APB Opinion 25 as of the date of adoption.

Note 2. Summary of Significant Accounting Policies:

2(e) Leasing Operations, page F-8

  39.
  In light of the carrying amount and range in useful lives, disclose the weighted average useful life of your rental equipment.

Response to Comment 39

        The Company has revised the Prospectus to indicate that the useful life of our equipment is generally 20 years. See page F-15 of Amendment No. 1.

  40.
  Based on your current accounting policy, we assume that you depreciate rental equipment regardless of whether it is currently rented. Confirm our assumption, or clarify your policy.

Response to Comment 40

        The Company confirms that rental equipment is depreciated regardless of whether or not it is currently rented.

Williams Scotsman International, Inc.

  41.
  Clarify how you distinguish between improvements and betterments and replacement items and repairs and maintenance. Disclose the amounts that you expensed for replacement items and repair and maintenance during each period, and, if applicable, address the reasons for material fluctuations in MD&A.

Response to Comment 41

        The Company distinguishes between improvements and betterments and replacement items and repairs and maintenance as follows. To the extent that repairs are made to maintain assets in operating condition, the costs are expensed as incurred. To the extent that the expenditure exceeds established minimum thresholds and significantly increases the future service potential of the asset, the expenditure is capitalized and depreciated over the future service period, typically the remaining useful life of the asset. Expenses related to replacement items and repairs and maintenance are considered other direct leasing costs and are disclosed as such in the Consolidated Statement of Operations. Variations in direct costs of leasing are discussed in the Company's MD&A.

2(h) Goodwill, page F-8

  42.
  We note that for purposes of testing goodwill impairment you aggregate your geographic regions into one reporting unit. We also note that, as disclosed on page F-12, each geographic region appears to be an operating segment and that you aggregate these operating segments into one reportable segment. Explain to us how you determined your reporting units based on the requirements of paragraph 30 of SFAS 142 and EITF Topic D-101. Reporting units may be aggregated for goodwill impairment testing only if they are components of an operating segment and have similar economic characteristics. Since it appears to us that each of your geographic regions is an operating segment, they may not be aggregated for goodwill impairment testing. Also, based on the nature of your business, we do not understand how or why each of your branch offices would not meet the definition of a reporting unit based on the requirements of paragraph 30 of SFAS 142. Clarify or revise.

Response to Comment 42

        The Company has revised its goodwill impairment test disclosure to clarify that its operating segments are the reporting units for its goodwill impairment test. See page F-15 of Amendment No. 1. The Company supplementally advises the Staff that it has geographically-based operating segments determined in accordance with Statement 131. The Company's 85 branches are components of these operating segments as that term is defined in paragraph 30 of Statement 142. The Company has aggregated these components in accordance with paragraph 30 of Statement 142 to perform its goodwill impairment test because they have similar economic characteristics. The Company used paragraph 17 of Statement 131 to determine that these branches have similar economic characteristics, as summarized below.

  Similar long-term average gross margins
  The Company's branches have similar long-term average gross margins.

  Nature of products and services and production processes
  All of the Company's branches provide the same products and services. The Company's branches are organized solely as geographic locations of its business for customer service purposes, and are not distinguished by different products or services or production or service processes.

  Type or class of customers for products or services
  There are no significant demographic differences between customers served by the Company's branches. Branches are organized to serve customers in designated geographical areas, regardless of the type or class of customer.

Williams Scotsman International, Inc.

  The methods used to distribute products or provide services
  There are no differences in the Company's distribution methods between branches.

  If applicable, the nature of the regulatory environment.
  There is no material difference in the nature of the regulatory environment associated with the Company's branch operations.

2(k) Stock-based Compensation, page F-9

  43.
  It appears that you did not recognize any stock compensation expense from the modifications made for the continuation of certain employees' options after their termination. Tell us how you determined that no incremental value was created for vested or unvested options. Refer to paragraph 35 of SFAS No. 123.

Response to Comment 43

        For the year ended December 31, 2004 and 2003, the Company recorded compensation expense of $736,000 and $766,000, respectively, which is disclosed in footnote (k) on F-9. Included in these amounts are expenses related to the modifications of awards amounting to $358,000 and $266,000 for the years ended December 31, 2004 and 2003, respectively, in accordance with paragraph 35 of SFAS No. 123. The Company concluded that these amounts were not material for disclosure purposes.

2(o) Revenue Recognition, page F-11

  44.
  Provide us a comprehensive discussion of the objective evidence of fair value of your equipment leasing fees. We note your disclosure in the business section that your fees are subject to competitive pricing pressures. Given these pressures, tell us how you have evidence of fair value of leasing fees. Also tell us how you determined that you have a sufficient history of leases not containing delivery or installation services from which you estimated fair value. Tell us your yearly averages of leases with and without delivery and installation services.

Response to Comment 44

        The Company determines the objective and reliable evidence of the fair value of its leasing fees in accordance with EITF 00-21, Revenue Arrangements With Multiple Deliverables. Paragraph 16 of EITF 00-21 states that the best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis. The Company annually has thousands of leasing transactions executed separately from delivery and installation services. This occurs because the Company's customers frequently elect to rent equipment on a month-to-month basis at the end of the initial rental period. This is described in the prospectus in Business Overview on page 35 of Amendment No. 1, where the Company explains that although initial rental contracts have an average term of 15 months, the actual lease duration is 28 months because many customers subsequently elect to rent the equipment on a month-to-month basis upon the expiration of the initial rental period. For example, as of March 31, 2005, approximately 60% of all units on rent were under monthly rental arrangements. The rental fees associated with the month-to-month arrangements are generally equal to the monthly rent associated with the initial rental period, and provide significant objective and reliable evidence of the fair value of rental fees in accordance with EITF 00-21.

Williams Scotsman International, Inc.

  45.
  Tell us about the timing of the completion of your delivery and installation services and the contractual timing of the beginning of leasing fees. Do rental fees begin before delivery and installation services have been completed? If so, tell us how you have considered those circumstances in your revenue recognition policy.

Response to Comment 45

        The Company advised us that as it relates to leasing transactions, delivery and installation services are provided prior to the commencement of the rental term. Revenues related to delivery and installations are typically collected up-front and recognized upon completion of the service. The recognition of rental fees generally does not occur prior to the delivery and installation services being performed, as typically the rental unit cannot be occupied prior to its installation.

  46.
  Provide us a more comprehensive explanation of the nature of your long term contracts, and demonstrate to us how and why you determined that the percentage of completion method of accounting is appropriate and complies with SOP 81-1.

Response to Comment 46

        The Company's long-term contracts relate to arrangements with customers to construct permanent and semi-permanent structures comprised of modular units. For example, the Company has entered into contracts to construct facilities for school systems using its modular units. Under these contracts, the Company typically subcontracts with construction contractors to provide plumbing, electrical, roofing, and other aspects of the contract's construction requirements.

        These arrangements are subject to the accounting guidance in AICPA SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, based on the scope of that SOP as defined in paragraph 11. Specifically, paragraph 11 states that "this statement of position applies to accounting for performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or the provision of related services that are reported in financial statements prepared in conformity with generally accepted accounting principles."

  47.
  Disclose your revenue recognition policies for items within your "other" revenue line item.

Response to Comment 47

        The Company has revised the Prospectus as requested. See page F-19 of Amendment No. 1.

2(q) Business Segment, page F-12

  48.
  Demonstrate to us how you determined that your geographic regions may be aggregated into one reportable segment based on the requirements of paragraph 17 of SFAS 131. Provide us quantified historical information that supports your conclusion that each geographic region has similar economic characteristics. Also provide us copies of your internal reports.

Response to Comment 48

        The Company determined that its operating segments could be aggregated for purposes of segment reporting in accordance with paragraph 17 of Statement No. 131. This guidance allows for the aggregation of economically similar operating segments into a reporting segment. Per paragraph 17 of Statement No. 131:

        Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

Williams Scotsman International, Inc.

    a.
    The nature of the products and services

    b.
    The nature of the production processes

    c.
    The type or class of customer for their products and services

    d.
    The methods used to distribute their products or provide their services

    e.
    If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

        In applying Statement 131 to its business, the Company believes that it currently has operating segments consisting of geographically-based regions that prepare discrete financial information reviewed by the Company's CEO and Chief Operating Decision Maker (CODM). However, these operating segments are eligible for aggregation into a single reporting segment in accordance with paragraph 17 of Statement 131 because of their similar economic characteristics and other attributes. The Company summarized how its branches are economically similar in its response to comment 42. The Company's operating segments are aggregations of these branches within distinct regions, and the response to comment 42 as to why these branches have similar economic characteristics applies equally to the Company's operating segments.

        Given the similar customer economic characteristics of its operating segments, the Company has concluded that it has one reporting segment for purposes of segment disclosures in accordance with paragraph 17 of Statement 131.

        The Company has supplementally provided a copy of the internal reports used by its CODM. The Company respectfully requests that the materials so provided separately to the Staff be treated as supplemental information under Rule 418 under the Securities Act, and be returned by the Staff upon completion of its review.

Note 3. Acquisitions, page F-12

  49.
  Disclose how you assessed that your investment in Wiron is recorded at the lower of cost or market value.

Response to Comment 49

        The Company acquired an 8.5% minority interest in Wiron Construcciones Modulares, SA (Wiron) in July 2004. At the time of the acquisition, the Company determined the amount it was willing to pay, and ultimately negotiated, for this interest based on a review of Wiron's actual results and forecasted performance. As of December 31, 2004, Wiron's performance and outlook were consistent with the parameters used when developing the purchase price of the minority interest. Given that there was no material change in the operating performance or outlook of Wiron at December 31, 2004, the Company concluded that there were no indicators of impairment of the asset.

Note 7. Income Taxes, page F-17

  50.
  Provide us additional information about the facts and circumstances surrounding the change in estimate of the future effects of state income taxes on cumulative temporary differences. Tell us the specific factors that resulted in this material change and how you determined that it is recorded in the appropriate period. Also explain to us why this expense related to state income taxes appears to be reflected in deferred foreign tax expense.

Williams Scotsman International, Inc.

Response to Comment 50

        The change in estimate of the future effects of state income taxes on cumulative temporary differences was recorded to reflect a change in the Company's effective state income tax rate. The primary contributing factor for the change in the estimated aggregate state income tax rate is an increase in the overall apportionment factor in the state of California from calendar year 2003 to calendar year 2004, from approximately 14.34% in calendar year 2003 to approximately 16.38% in calendar year 2004. Since California has a relatively high corporate income tax rate of 8.84%, the California apportionment factor increase leads to an overall effective income tax rate increase. A major factor in the increase in the California apportionment factor was the acquisition of nearly 3,800 relocatable DSA classroom units from Transport International Pool, Inc. (d/b/a GE Modular Space) in calendar year 2004. All assets acquired in the transaction are located in the state of California. This acquisition materially increased the gross receipts and property apportionment factors in the state of California.

        The increase in the state income tax expense is netted within the Federal and State deferred tax expense lines in Note 7 of the Consolidated Financial Statements. Deferred foreign tax expense relates only to operations of the Company's foreign entities and does not include the discussion above.

Note 8. Commitments and Contingencies, page F-20

  51.
  Disclose when you expect to receive the $1.6 million in damages, and disclose whether you believe that this recovery is "probable." If you do not believe that this recovery is probable, explain to us your basis for deferring this amount.

Response to Comment 51

        The Company has updated its disclosures to indicate the following: "We believe that recovery of these damages is probable and will be received in the next 12 months". See page F-27 of Amendment No.1.

Note 11. Assets Held for Sale, page F-22

  52.
  Provide us a comprehensive explanation of the facts and circumstances surrounding the assets selected for disposition and the basis for determining the amount of the impairment that you recorded. Tell us the range and weighted average useful lives of these assets, and explain why their condition was such that you determined that no further investment was warranted. Given this impairment, provide us a comprehensive explanation of how you determined that your estimated useful lives and salvage values for your rental fleet are still appropriate. Tell us how you considered the fact that older units need to be refurbished for you to realize rental rates comparable to that of new units in your estimates. Tell us the average remaining useful life of the rental units that you have sold during each period versus the average remaining useful life of the assets that you identified as impaired.

Response to Comment 52

        To the extent that utilization levels remain stable and improve, the Company is in a position to maintain the condition of its fleet and manage it more efficiently. For example, given the mobility of the Company's fleet, units can be moved between states to the extent that excess capacity may exist in a particular area. Further, non-coded units can be refurbished into coded units allowing the unit to be leased at a greater value. In addition, to the extent that there is high demand for product, the Company can convert units from one type to another. For example, if the Company had a significant demand in an area for section modular product and had excess classroom units on hand, the Company may determine to convert the classroom unit to a section modular as the economics may be such that it makes better sense to convert a unit than to buy a new unit.

Williams Scotsman International, Inc.

        As indicated in the Amendment No. 1, the Company's business was adversely impacted by the overall soft economic conditions of the past several years, although it began to see improvement during 2004. As a result of these economic conditions, the Company's idle fleet began to grow in 2003 and the condition of idle fleet began to suffer as maintenance and refurbishment of units was delayed awaiting a better environment. Given these factors, the Company made a decision to trim its fleet in 2003 and sell off some of its excess capacity.

        As all units in the fleet come off rent, the Company performs an assessment of the condition of the unit in order to determine what if any repairs are necessary to place the unit in a rentable condition. Utilizing these condition assessments, the Company identified approximately 2,900 units to be sold. Given the economic environment in 2003, the Company determined that it did not make business sense to make further investment in these units to bring them to a rentable condition. Units identified for sale ranged in age from 2 years to 40 years with an average age at December 31, 2003 of 17 years.

        In accordance with the criteria outlined in paragraph 30 of SFAS No. 144, the Company classified these units as held for sale. After identifying the units to be sold, the Company wrote down these units to an estimated as-is/where-is sales price based on the measurement criteria outlined in paragraph 34 and 35 of SFAS No. 144. Due to the market conditions and age of these units, as well as the quantity of units held for sale, the Company anticipated that the average unit net sales proceeds would approximate a range of $100 to $400 per unit. This range was determined based on the Company's knowledge of the markets where the units were located throughout the United States, prior success in being able to sell used units in these markets, and the discounted sales price.

        The Company's decision to reduce fleet was a proactive one. The decision was not made because the Company believed that its overall fleet was impaired but that excess capacity within the fleet existed. This excess capacity did not warrant further investment given the decline in utilization levels, which at the end of the second quarter of 2003 was 76%, the lowest level within the past 10 years. During 2004, excluding these units, the Company disposed of approximately 3,500 units which ranged in age from one year to 45 years and had an average age at disposal of approximately 14 years. The Company reported a profit from the sale of these units of approximately $6.5 million and a corresponding margin of 22%. Currently, the Company's utilization levels are at levels approximating 80%, allowing it to better manage idle fleet. Given these factors, the Company believes that the fleet is fairly stated in its financial statements and that the useful lives and salvage values currently being utilized are the best estimates of their future utility and residual value.

Note 12. Hurricane Damage and Recovery, page F-23

  53.
  Disclose when you expect to receive the $2.9 million insurance recovery, and disclose whether you believe that this recovery is "probable." If you do not believe that this recovery is probable, explain to us your basis for recording this amount.

Response to Comment 53

        The Company has received an additional $2.5 million of insurance proceeds since December 31, 2004, and expects to receive the remaining balance of approximately $400,000 during 2005. The Company has disclosed that it believes that this recovery is probable. See page F-30 of Amendment No. 1.

Note 13. Prepaid Expenses and Other Current Assets, page F-23

  54.
  Disclose your accounting policy for inventory.

Williams Scotsman International, Inc.

Response to Comment 54

        Items classified as inventory include steps, ramps and other parts primarily used in the leasing and refurbishment of the Company's units and are recorded at the lower of cost or market. The Company has changed the description of these items in footnote 13 to steps, ramps and other parts as the Company generally does not have inventory held for sale in the ordinary course of business. As total steps, ramps and other parts approximate 1.3% of its total assets, the Company believes that further disclosure regarding this asset is not necessary.

Exhibits

  55.
  We note that you intend to file by amendment numerous exhibits, including the underwriting agreement and the legality opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness.

Response to Comment 55

        The Company is filing as many exhibits as is feasible at this time and will file the remainder with a subsequent pre-effective amendment to the registration statement. The Company will allow the Staff sufficient time to review the exhibits filed by the pre-effective amendment before requesting acceleration of the registration statement's effectiveness.

10K

Item 9A. Controls and Procedures, page 43

  56.
  We note the disclosure that your chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized, and reported as and when required. Confirm and revise future annual and quarterly filings to clarify, if true, that its officers concluded that its disclosure controls and procedures are effective also for the purpose of ensuring that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management to allow timely decisions about the required disclosures. See Rule 13a-15(e) under the Exchange Act. Alternatively, you may disclose that your officers concluded that your disclosure controls and procedures are effective without subsequently defining disclosure controls and procedures.

Response to Comment 56

        The Company confirms that its future annual and quarterly filings will state, if true, that its officers concluded that its disclosure controls and procedures are effective for the purpose of ensuring that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management to allow timely decisions about the required disclosures.

*    *    *    *

        If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Gary Li at (212) 373-3245.

                      Sincerely,
                      John C. Kennedy

cc:	Gerard E. Holthaus
John B. Ross, Esq.
Williams Scotsman International, Inc.
Jeffrey D. Karpf, Esq.
Cleary Gottlieb Steen and Hamilton LLP